Exhibit 99.10

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F for the year ended December 31, 2013 (the “Form 40-F”) of Timmins Gold Corp., I, Mani M. Verma, Associate Engineer of Micon International Limited (“Micon”), hereby consent to the use of my name and Micon’s name in connection with the references to the mineral reserve and resource estimates for the San Francisco Project and to the technical report entitled “NI 43-101F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico” dated December 6, 2013 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

MICON INTERNATIONAL LIMITED

/s/ Mani M. Verma
Name: Mani M. Verma
Title: Associate Mining Engineer

March 31, 2014